17008392

SEC
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Section
MAR 01 2017
Washington DC
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69433

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Verit Advisors Capital Markets

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

181 W. Madison St, Suite 3800
(No. and Street)

Chicago	IL	60602
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Pat Eichten 414-213-6105
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Plante & Moran, PLLC
(Name – *if individual, state last, first, middle name*)

10 S. Riverside Plaza	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

RMS

OATH OR AFFIRMATION

I, Mary S. Josephs, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Verit Advisors Capital Markets, LLC, as of February, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO & CCO

Title

Notary Public

OFFICIAL SEAL
PETER LACOCO
Notary Public - State of Illinois
My Commission Expires Jul 2, 2018

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

plante moran

Plante & Moran, PLLC
10 South Riverside Plaza
9th floor
Chicago, IL 60606
Tel: 312.207.1040
Fax: 312.207.1066
plantemoran.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
Verit Advisors Capital Markets LLC

We have audited the accompanying statement of financial condition of Verit Advisors Capital Markets LLC (a Illinois corporation) (the "Company") as of December 31, 2016 and the related statements of operations, changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of Verit Advisors Capital Markets LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Verit Advisors Capital Markets LLC as of December 31, 2016 and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The accompanying supplemental information (Schedule I and Schedule II) has been subjected to audit procedures performed in conjunction with the audit of Verit Advisors Capital Markets LLC's financial statements. The supplemental information is the responsibility of Verit Advisors Capital Markets LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Plante & Moran, PLLC

Chicago, Illinois
February 24, 2017

Statement of Financial Condition
December 31, 2016

Assets

Cash and cash equivalents	$	21,824
Prepaid expenses		377
Total Assets	$	**22,201**

Member's Equity

Total Member's Equity	$	**22,201**

See Notes to Financial Statements

Revenue	$ -
Expenses	
Business Licenses and Permits	$ 250
Compliance	15,000
FinOP	13,200
FINRA Annual Assessment	2,770
Insurance Expense	1,010
Management Fee	58,304
Office Supplies	127
State Renewal Fees	453
Training	160
Total Expenses	$ 91,274
Net Loss	$ (91,274)

See Notes to Financial Statements

Balance, January 1, 2016	$113,475
Net loss	(91,274)
Balance, December 31, 2016	$ 22,201

See Notes to Financial Statements

Statement of Cash Flows
Year Ended December 31, 2016

Cash flows from operating activities:		
Net loss	$	(91,274)
Adjustments to reconcile net loss to net cash used for operating activities:		
Changes in assets:		
Increase in prepaid expenses		(377)
Net cash used for operating activities		(91,651)
Net decrease in cash & cash equivalents		(91,651)
Cash & cash equivalents, beginning of year		113,475
Cash & cash equivalents, end of year	$	21,824

See Notes to Financial Statements

NOTES TO FINANCIAL STATEMENTS

Note 1 – Nature of Business and Summary of Significant Accounting Policies

Verit Advisors Capital Markets, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a wholly owned subsidiary of Verit Advisors, LLC (the "Member"). The Company was formed in 2013 as a limited liability company in accordance with the laws of the state of Illinois. The first capital contribution was made in July 2015, from the Member. The firm was approved as a member of FINRA on February 8, 2016. The primary business of the Company is to provide services in the areas of mergers and acquisitions and offer private placements. The Company serves privately held middle market companies located in the United States of America.

Basis of Presentation

The accounting policies and reporting practices of the Company conform to the practices in the broker-dealer industry and are in accordance with accounting principles generally accepted in the United States of America.

Government and Other Regulation

The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations, including the SEC and FINRA. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations. As a registered broker dealer, the Company is subject to the SEC's net capital rules (Rule 15c3-1) which require that the Company maintain a minimum net capital, as defined. The Company will operate in accordance with the exemptive provisions of paragraph (k) (2) (i) of SEC Rule 15c3-3.

Cash and Cash Equivalents - The Company considers all highly liquid debt instruments having original maturities of three months or less at the date of purchase to be cash equivalents. The Company may, during the ordinary course of business, maintain account balances with banks in excess of federally insured limits. The Company has not experienced losses on these accounts, and

management believes that the Company is not exposed to significant risks on such accounts. At December 31, 2016, cash and cash equivalents were held in an interest bearing account at JPMorgan Chase Bank totaling $21,824.

Revenue Recognition - Service fee revenues are recorded in the period services are provided. Placement agent fees are recorded on a trade-date basis as transactions occur.

Management Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at December 31, 2016 and revenues and expenses during the year then ended. Actual results could differ from those estimates.

Income Taxes - No provisions have been made for income taxes since the Company is a single member limited liability company and is considered a disregarded entity for income tax purposes. The sole member is liable for income taxes based on the Company's taxable income.

The Company recognizes and measures tax positions taken or expected to be taken in its tax return based on their technical merit and assesses the likelihood that the positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. Interest and penalties on tax liabilities, if any, would be recorded in expenses. As of December 31, 2016, the company has no significant uncertain tax positions.

Subsequent Events - The subsequent events for the Company have been evaluated by management through February 24, 2017, the date financial statements were available to be issued. It was determined that there were no subsequent events to recognize in the financial statements.

Note 1 – Nature of Business and Summary of Significant Accounting Policies (continued)

Recent Accounting Pronouncements - In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update No. 2014-09 (ASU 2014-09) "Revenue from Contracts with Customers." ASU 2014-09 supersedes the revenue recognition requirements in "Revenue Recognition (Topic 606)", and requires entities to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled to in exchange for those goods or services. As currently issued and amended, ASU 2014-09 is effective for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period, though early adoption is permitted for annual reporting periods beginning after December 15, 2016. The effect of adopting this update is not expected to be material to the Company's financial statements.

Note 2 – Uniform Net Capital Rule

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn if the resulting capital ratio would exceed 10 to 1. As of December 31, 2016, the Company had net capital of $21,824 which was $16,824 in excess of its required net capital of $ 5,000. The Company's ratio of aggregate indebtedness to net capital was 0.0000 to 1.

Note 3 – Commitment and Related Party Transactions

The Company and the Member have entered into an agreement whereby they share office space and office services. It has been agreed by the parties that expenses will be allocated in accordance with the agreement. The amount of expenses allocated to the Company during 2016 was $58,304.

Note 4 – Commitment and Contingencies

The Company is exposed to various asserted and unasserted potential claims encountered in the normal course of business. As of December 31, 2016, and through the date of this report, there were no such claims.

Supplemental Information

VERIT ADVISORS CAPITAL MARKETS, LLC

Computation of Net Capital and Aggregate Indebtedness under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2016

Schedule I

NET CAPITAL		
Total member's capital from statement of financial condition	$	22,201
Deductions		
Non-allowable assets:		
Prepaid expenses		377
Net Capital	$	21,824
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS		
Minimum net capital required -		
Higher of 12.5% times aggregate indebtedness or $5,000	$	5,000
Excess Net Capital	$	16,824
Excess Net Capital (Net capital less 10% of total aggregate indebtedness or 120% of the minimum net capital required)	$	15,824
AGGREGATE INDEBTEDNESS		
Total aggregate indebtedness included in the statement of financial condition	$	$0
Ratio of aggregate indebtedness to net capital		.0000 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION		
Net capital per Part II of Form X-17A-5 as originally filed	$	$21,824
Adjustments		0
	$	$21,824
Total aggregate indebtedness per Part II of Form X-17A-5 as originally filed	$	$0
Adjustments		0
	$	$0

VERIT ADVISORS CAPITAL MARKETS, LLC

Computation for Determination of Reserve Requirements under Rule 15c3-3 (Exemption) and Information for Possession or Control Requirements under Rule 15c3-3 (Exemption) of the Securities and Exchanges Commission
December 31, 2016

Schedule II

The Company claims exemption from Rule 15c3-3 under Sections 15c3-3(k)(2)(i), and therefore a schedule showing the Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission and the schedule of Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission are not required.

EXEMPTION REPORT

Verit Advisors Capital Markets, LLC

We confirm, to the best of our knowledge and belief, that:

1. Verit Advisors Capital Markets, LLC claimed an exemption from SEC Rule15c3-3 under the provisions in paragraph of (k)(2)(i) throughout the fiscal year January 1, 2016 to December 31, 2016.

2. Verit Advisors Capital Markets, LLC met the identified exemption provisions in SEC Rule 15c3-3(k)(2)(i) throughout the fiscal year January 1, 2016 to December 31, 2016 without exception.

Sign: [signature] Date: 2/10/2017

Mary Josephs
CEO/CCO
Verit Advisors Capital Markets, LLC
181 W. Madison Street, SUITE 4200
Chicago, IL 60602
SEC filing # 8-69433
Firm ID # 170833

plante moran

Plante & Moran, PLLC
10 South Riverside Plaza
9th floor
Chicago, IL 60606
Tel: 312.207.1040
Fax: 312.207.1066
plantemoran.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
Verit Advisors Capital Markets LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Verit Advisors Capital Markets LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Verit Advisors Capital Markets LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) Verit Advisors Capital Markets LLC stated that Verit Advisors Capital Markets LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Verit Advisors Capital Markets LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about Verit Advisors Capital Markets LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Plante & Moran, PLLC

Chicago, Illinois
February 24, 2017

Verit Advisors Capital Markets LLC

Financial Reports

December 31, 2016